

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

Pietro Satriano
President and Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

> **Re:** **US Foods Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2016**
> **File No. 333-209442**

Dear Mr. Satriano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act of 1933, as amended. Please complete these blanks and allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Our Company, page 1

2. We note you present on page 2 net sales, Adjusted EBITDA, and operating income for the rolling 12 months ended September 26, 2015. Please revise your disclosure to explain why you have included this information in your filing. Also, tell us what consideration you gave to presenting similar disclosure for the 12 month comparable period ended September 27, 2014.

3. Please revise your prospectus to minimize or eliminate duplicative disclosures. For example, your disclosure here is identical to your disclosure on page 71 under the heading Business. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act, as amended.

4. If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of your principal challenges or weaknesses and the risks and limitations that you face.

Ownership, page 15

5. Please disclose your recent dividend payment to CD&R and KKR. Please also disclose the source of funds used to pay such dividend.

6. Please also disclose in this subsection or under a separate heading in your prospectus summary, any payments, including additional dividend payments, compensation or the value of any equity that CD&R and KKR, or your directors or executive officers received or will receive in connection with this offering.

7. Please disclose in this section that CD&R and KKR may have interests that may conflict with your interests and those of your other stockholders, as you state on page 37. Please also briefly describe the Stockholders Agreement.

Risk Factors, page 21

Our business may be subject to significant environmental, health and safety costs, page 28

8. We note your current investigation into known or suspected contamination from historical releases of fuel and other hazardous substances. Please tell us whether this suspected contamination is currently the subject of any administrative or judicial proceeding.

Use of Proceeds, page 42

9. We note your disclosure that you plan to use a portion of the net proceeds to discharge a portion of your outstanding indebtedness. Please provide the interest rate and maturity of the debt to be discharged, and to the extent that the debt was incurred within the past year, describe the use of proceeds of the indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K. In addition, we note that an affiliate of KKR holds a portion of the outstanding term loan facility; to the extent KKR or its affiliate will receive a portion of the proceeds of the offering that are used to discharge indebtedness, please disclose that fact here.

Selected Historical Consolidated Financial Data, page 48

10. Your disclosures on page 42 indicate that you intend to use a portion of the net proceeds of this offering to repay debt. We also note your disclosures on page 123 indicating that a public offering will accelerate vesting of certain grants of restricted stock and restricted stock units and your disclosure on page 133 that you will pay your sponsors consulting agreement termination fees. Please provide pro forma financial information pursuant to Article 11 of Regulation S-X reflecting these and any other relevant transactions. To the extent that your pro forma adjustments can be easily understood in narrative form, a narrative description of the effects of the adjustments may suffice.

Non-GAAP Reconciliations, page 50

11. Please address the following comments related to your presentation of Adjusted Net income:

- You indicate that Adjusted Net income "is helpful in highlighting trends because it excludes the results of decisions that are outside the control of operating management." Since it appears there are several adjustments that appear to be within the control of management, such as business transformation costs and, to a lesser extent, restructuring charges, acquisition related costs, and pension and debt extinguishment charges, please clarify what you mean by this statement.

- Expand on the reasons why management believes that presentation of Adjusted Net income provides useful information to investors regarding your financial condition and results of operations. Contrast this measure with your presentation of Adjusted EBITDA and explain the incremental benefits this measure provides to investors.

- You disclose that Adjusted Net income is "adjusted for the tax effect of the exclusions, if any." Based on your reconciliation, it appears that the adjustments are presented on a pre-tax basis. Please tell us why it appears you backed out pre-tax items from a post-tax net income measure. If our understanding is incorrect, please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Overview, page 52

12. Please disclose whether the Teamsters Local 104 and associated sympathy strikes are ongoing. If material, please quantify the impact such strikes have had on your results of operations.

Consolidated Results of Operations

39-weeks Ended September 26, 2015 and September 27, 2014

Net Sales, page 55

13. We note the foodservice distribution industry is comprised of different customer types of varying sizes, growth profiles and product and service requirements and that your business strategy focuses on independent and regional restaurant chains, and healthcare and hospitality customers. Explain to us if you have experienced different sales trends by customer class and, to the extent material, expand your sales discussion to separately quantify sales related to each major customer class you serve. We note your disclosure on page 55 indicates interim period sales increased to independent restaurants and decreased to other customers, primarily national chain customers, but your disclosures do not quantify the fluctuations. See Item 303(a)(3)(ii) of Regulation S-K.

14. We note your presentation of sales mix by principal product category on pages 84 and F-52. To the extent material to an understanding of your sales results and trends, please discuss sales by product category in your results of operations.

15. We note your references on pages 55 and 57 regarding product costs and case volumes impacting your annual and interim net sales. Please ensure you discuss the extent to which sales fluctuations were impacted by changes in prices and volume. See Item 303(a)(3)(iii) of Regulation S-K.

Gross Profit, page 55

16. You disclose on page 10 that your "private brand products typically have higher gross margins compared to similar manufacturer-branded offerings" and that such brands represented approximately 30% of your fiscal 2014 net sales. To the extent material, please separately present a discussion of gross profit which differentiates between private branded products versus manufacturer-branded offerings.

17. We note that you attribute the decrease in your gross profit from fiscal 2013 to 2014 to "competitive market conditions and commodity pricing pressures, partially offset by

merchandising initiatives." Please expand your disclosures to provide investors with greater insight regarding the reasons for changes in your gross profit. In doing so, quantify the impact that "merchandising initiatives" had on your gross profit and discuss the specific initiatives employed during the periods presented. Please also separately quantify and discuss changes in material components of your cost of goods sold. Refer to Item 303(a)(3)(i) of Regulation S-K.

Fiscal Years Ended December 27, 2014 and December 28, 2013

Cash Flows

Operating Activities, page 63

18. Please provide a more comprehensive discussion and analysis of operating cash flows. When preparing such disclosures, you should address material changes in the underlying drivers that affect these cash flows rather than merely describing items identified on the face of the statement of cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows, such as explaining the substantive reasons for the increase in inventory for the 39 week 2015 period. Refer to guidance in Section IV.B.1 of SEC Release No. 33-8350.

Contractual Obligations, page 67

19. Please tell us how you considered including obligations reflected within other long-term liabilities on your consolidated balance sheet within your contractual obligations table. In this regard, we note several other long-term liabilities disclosed within footnote 12 to your audited financial statements.

Critical Accounting Policies and Estimates, page 67

20. It appears that several items included within your critical accounting policies and estimates discussion appear to be a repetition of your summary of significant accounting policies in Note 2 to your audited financial statements. Pursuant to SEC Release No. 33-8350, this section is intended to focus on the sensitivity aspects of your critical accounting policies and estimates, particularly the likelihood that materially different amounts would be reported under different conditions or assumptions. In making these disclosures, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Accordingly, please expand the discussion of your various critical accounting policies and estimates to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions. For example, if reasonably likely changes in an assumption used in the determination of your self-insurance liability or in assessing your deferred tax assets or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. We note that the fair value of your brand name indefinite-lived intangible assets exceeded carrying value by less than 10% based on your most recent impairment test.

21. We note from your disclosures on page II-3 that you issued stock options during fiscal 2015 and restricted stock units during fiscal 2014 and 2015. Please provide us with a list

of all share-based awards granted within the twelve months preceding the most recent balance sheet presented in your filing and address the following items:

- Tell us the valuation methodologies and assumptions used in determining the fair value of your common stock underlying each grant. Tell us your consideration of disclosing such valuation methodologies and assumptions in a critical accounting policy.

- Tell us the stock price derived as of each grant date and provide us with a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. Include a description of significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed, that explain the changes in the fair value of your common stock

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Self-Insurance Programs, page 69

22. Please disclose the excess loss limits associated with each self-insurance risk, including but not limited to fleet liability, workers' compensation and general liability insurance. Please also disclose each risk for which you do not have excess loss limits.

Business, page 71

Our Business Strategy, page 76

23. We note that your strategy focuses on certain types of customers and that you disclose the net sales generated by such customers in fiscal 2014. Please disclose the net sales generated by such customers in additional fiscal periods so that investors can assess the impact of your strategy.

24. Please briefly describe how you've "measured [y]our performance relative to customers" with a view to explaining how you "outperform [y]our competition on most attributes."

What Makes Us Different, page 79

25. We note your disclosure that 40% of your customers purchase Scoop items when offered at a new Scoop launch and that Scoop customers have higher case growth and retention rates than non-Scoop customers. Please disclose the percentage of customers that are Scoop customers and the percentage of revenues generated by customers that are Scoop customers.

Index to Financial Statements, page F-1

26. We note your disclosure on page 17 that you will effect a reverse split of your common stock. Please tell us whether you will effect this reverse stock split prior to requesting effectiveness of your Form S-1. If so, please confirm that you will revise your historical financial statements along with financial statement data appearing elsewhere in your filing to give retroactive effect to this reverse stock split, consistent with SAB Topic 4:C.

Consolidated Statements of Comprehensive Income (Loss), page F-4

27. We note from your disclosure on page F-11 that cost of goods sold excludes depreciation and amortization expense. Revise your presentation to comply with SAB 11:B by disclosing parenthetically that cost of goods sold excludes depreciation and amortization expenses.

Notes to the Consolidated Financial Statements

Temporary Equity, page F-11

28. We note that you classify certain common shares and stock-based awards within temporary equity since the holders have the right to require you to repurchase such stock in the event of a termination due to death or disability. Please clarify how you initially classify and measure such awards on your balance sheet and, if applicable, how you subsequently adjust such shares and awards to their redemption value. Separately discuss your accounting for each type of instrument, including unrestricted common stock, restricted stock, and stock options. Also tell us how the vesting of such awards impacts your accounting treatment. For example, clarify if you reclassify the grant date redemption amount of your restricted shares to temporary equity over the requisite service period as the awards vest such that the amount presented in temporary equity at vesting equals the redemption amount of the award at the grant date.

11. Debt, page F-20

29. Please confirm whether or not you are in compliance with all of your debt covenants.

12. Accrued Expenses and Other Long-Term Liabilities

Self-Insured Liabilities, page F-25

30. We note that you discount your workers' compensation, general liability and fleet liability. Please tell us how you determined it was appropriate to discount such self-insured liabilities. Specifically address, if true, how you determined that the amounts and timing of anticipated cash payments are fixed or reliably determinable as well as how you determine discount rates. Please also expand your self-insurance accounting policy to describe your accounting treatment in greater detail.

18. Earnings (Loss) Per Share, page F-41

  31. Please clarify why basic EPS includes non-vested restricted shares outstanding for the year. Cite the authoritative accounting you used that supports your treatment.

19. Changes in Accumulated Other Comprehensive Loss, page F-42

  32. Please tell us why your fiscal 2014 changes in accumulated other comprehensive loss and the pension-related other comprehensive loss changes in the fiscal 2015 interim period disclosed on page F-70 have no associated tax provision (benefit). Reconcile the annual 2014 lack of an income tax impact on page F-42 with the interim disclosure on page F-70 that does reflect a 2014 tax provision.

21. Income Taxes, page F-42

  33. Please explain to us why the $139 million and $93 million valuation allowances for federal and state net operating loss carryforwards disclosed on page F-44 exceed your net operating loss deferred tax asset disclosed on page F-43. Also explain to us why future tax benefits associated with reversal of the valuation allowance will partially be recorded within equity.

23. US Foods Holding Corp. Condensed Financial Information, page F-49

  34. Please provide the disclosure required by Rule 4-08(e)(3)(ii) of Regulation S-X regarding quantification of the amount of restricted net assets of your consolidated subsidiaries or tell us why such disclosure is not necessary.

Interim Unaudited Consolidated Financial Statements

18. Commitments and Contingencies, page F-71

  35. We note that you recognized an $11 million net insurance gain during the 39-weeks ended September 26, 2015 related to a 2014 tornado. Please tell us how you calculated this gain and reconcile this amount to the $20 million insurance recovery gain reflected on your interim statement of cash flows.

20. Subsequent Events, page F-73

  36. We note that you reached a settlement on December 30, 2015 with the Central States Teamsters Union Pension Plan consisting of a $97 million cash payment and future minimum contribution payments through 2023.   We note that this settlement relieved you of your participation in a multiemployer pension plan, settled a "residual withdrawal liability," and resolved outstanding litigation. Please tell us how you accounted for this settlement. In doing so, ensure you clarify the impact the settlement had on your net income during the fourth quarter of fiscal 2015, the specific recorded liabilities relieved,

and how you accounted for and estimated the future annual minimum contribution payments due through 2023. Specify if this settlement included payment of the accrued $46 million multiemployer pension withdrawal liability disclosed on page 56. Also reconcile the $141.6 million estimated withdrawal liability disclosed on page F-74 to the $40 million and $17 million liabilities disclosed on page F-71 and clarify if you had accrued the $17 million withdrawal liability prior to settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products